

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

Jill Bier
Head of Legal
Vertical Aerospace Ltd.
Unit 1 Camwal Court, Chapel Street,
Bristol BS2 0UW
United Kingdom

> **Re: Vertical Aerospace Ltd.**
> **Registration Statement on Form F-1**
> **Filed August 8, 2022**
> **File No. 333-266643**

Dear Ms. Bier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: J. David Stewart